Via Facsimile and U.S. Mail
Mail Stop 6010

August 29, 2007

Mr. Joseph B.M. Streppel
Chief Financial Officer
AEGON N.V.
Aegonplein 50
PO Box 85
2501 CB The Hague
The Netherlands

Re: AEGON N.V.
Form 20-F for the Fiscal Year Ended December 31, 2006
Filed March 30, 2007
File No. 001-10882

Dear Mr. Streppel:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ending December 31, 2006

Item 5. Operating and Financial Review, page 54

5.2 Application of Critical Accounting Policies, page 54

Amortization of Deferred Policy Acquisition Cost, including Value of Business
Acquired, page 57

1.   Please provide us, in disclosure type format, the impact that reasonably likely
        changes in the key assumptions identified in determining the expected gross profit
        margins (i.e. future returns on bond and equity instruments, mortality, disability
        and lapse assumptions, maintenance expenses and expected inflation rates) may
        have on results of operations and financial position in terms of the effect of these
        changes on amortization of deferred policy acquisition costs and the value of
        business acquired. Explain why management believes the scenarios quantified are
        reasonably likely.

18.2.2 Changes in accounting and presentation policies, page 191

2.   Please tell us how this change in presentation complies with IAS 7. Refer to
        specific paragraphs within that literature that supports moving these activities to
        within operating activities.

Form 6-K filed July 26, 2007

3.   Please tell us why applying fair value accounting to these guarantees is
        appropriate. Please include references to the specific paragraphs within the
        applicable authoritative literature that supports this treatment.

                        ****

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your response to our
comments and provide the requested information. Detailed letters greatly facilitate our
review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or James Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant